Supplement to the Prospectus Supplement

Reaves Utility Income Fund

Supplement dated May 12, 2021 to the Prospectus Supplement dated October 6, 2020

Amendment to the Investment Advisory and Management Agreement and Amendment to the Administration, Bookkeeping and Pricing Services Agreement

At a meeting of the Board of Trustees of the Reaves Utility Income Fund (the “Fund”), the Board unanimously approved adding a breakpoint to the advisory fee schedule to the Investment Advisory and Management Agreement between the Fund and W. H. Reaves & Co., Inc. (the “Adviser”) and approved adding a breakpoint to the administration fee schedule to the Administration, Bookkeeping and Pricing Services Agreement between ALPS Fund Services, Inc. (“ALPS”) and the Fund. Effective May 11, 2021, the advisory fee schedule will be as follows:

The Fund shall pay the Adviser, in arrears, a monthly investment advisory fee based on the average daily total assets of the Fund (including any assets attributable to any preferred shares that may be outstanding or otherwise attributable to the use of leverage), in accordance with the schedule below:

0.575% (57.5 basis points) annually (0.047917% monthly) on assets up to and including $2.5 billion

0.525% (52.5 basis points) annually (0.04375% monthly) on assets over $2.5 billion

Also, effective May 11, 2021, the administration fee schedule will be as follows:

Fees paid to ALPS shall be calculated and accrued daily and payable monthly by the Fund at the annual rate of:

0.265% of the Fund’s average daily total assets up to and including $2.5 billion

0.240% of the Fund’s average daily total assets over $2.5 billion

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